Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in the Company’s Annual Report on Form-20-F filed with the Securities and Exchange Commission, or SEC, on March 22, 2023, or the 2022 Annual Report, including the audited consolidated annual financial statements as of and for the year ended December 31, 2022 and the accompanying notes included therein.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and Israeli Securities Law with respect to the business, financial condition and results of operations of Brenmiller Energy. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws; and

●	the impact of the pandemic and resulting government actions on us, our manufacturers, suppliers and facilities.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe many of these risks in greater detail under the heading “Risk Factors” in our 2022 Annual Report.

All forward-looking statements contained in this Report of Foreign Private Issuer on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the 2022 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Brenmiller,” “Brenmiller Energy,” “we,” “us,” “our,” “our Company” and “the Company” in this Report of Foreign Private Issuer on Form 6-K refer to Brenmiller Energy Ltd. and its consolidated subsidiaries, consisting of Brenmiller Energy (Rotem) Ltd., Hybrid Bio-Sol 10 Ltd., Brenmiller Energy U.S. Inc. and Brenmiller Energy NL B.V., unless the context otherwise requires.

Overview

We are a technology company that develops, produces, markets, and sells thermal energy storage, or TES, systems based on our proprietary and patented bGen™ technology. Our bGen™ technology uses crushed rocks to store heat at high temperatures and our TES systems use that heat to dispatch consistent thermal energy on demand.

Activity During the Six Months Ended June 30, 2023

Recent Developments

Delisting from the Tel Aviv Stock Exchange

During the six months ended June 30, 2023, we announced our intension to voluntary delist our securities from trading on the Tel Aviv Stock Exchange, which will take effect on September 11, 2023 (the last trading day will be September 7, 2023).

Grant from Israeli Ministry of Environmental Protection

On April 5, 2023, we received approval from the Israeli Ministry of Environmental Protection for a NIS 2.2 million (approximately USD $610,000) grant for the purpose of and conditioned upon the building and installation of our industry-leading bGen™ TES system at a beverage plant owned and operated by Tempo Beverages Ltd., or Tempo. Tempo, partially owned by Heineken International B.V., is a producer of beverages for brands including Heineken, Pepsi, Nestle, and Pernod Richard. The approved grant is to fund the clean energy project outlined in a Memorandum of Understanding between Brenmiller and Tempo. Under a proposed ‘Energy as a Service’ joint-venture agreement between the companies, Brenmiller’s bGen would provide clean steam, replacing the fossil fuel-based steam boilers that currently power Tempo’s plant. The TES project is expected to have a capacity of 35 MWh and a maximum capacity of 14 tons of steam per hour.

February Private Placement

On February 16, 2023, we completed a private placement by certain investors, part of whom are existing shareholders of the Company, and Mr. Avraham Brenmiller the Chief Executive Officer, Chairman of the Board of Directors, and controlling shareholder of the Company, in an aggregate amount of NIS 12.463 million (USD 3.59 million). Under the investor agreements we issued 2,338,264 units, each consisting of one Ordinary Share and one non-registrable and non-tradeable warrant at a price of NIS 5.33 (USD 1.55) per each issued unit. Each warrant is exercisable into one Ordinary Share, exercise price of NIS 6.13 (USD 1.78) per warrant share for a term of five (5) years from the issuance date of the warrants.

Dimona Israel Production Facility

As of June 30, 2023, we have received the majority of the equipment for the Dimona facility build-out. The production facility is planned to be Industry 4.0 compliant and will have a fully automated production line with a production capacity of up to 4 GWh of the Company’s patented bGen TES modules annually. The Company expects that the Dimona facility will be operational by the end of 2023 and plans to ramp-up the production line during 2024 and increase its production capacity in order to reach its full production capacity target of 4 GWh annually. The equipment purchase order was financed through a non-dilutive €7.5 million credit facility with the European Investment Bank, or EIB, out of which an amount of €4 million was withdrawn in July 2022 by the Company, and an additional amount of up to €3.5 million can be drawn within a period of 36 months from signing the agreement, or March 31, 2024.

Term Sheet with Leading Global Clean Energy Utility Partner

On April 20, 2023, we signed a non-binding Term Sheet with one of the largest producers of clean energy in the world and Green Enesys Group toward a definitive agreement to jointly identify, build, and accelerate electrification by using renewable energies and Brenmiller’s TES system to electrify heat and achieve full decarbonization for their clients. The Utility identified Brenmiller’s TES system as a leading decarbonization technology. The two companies expect to join forces with Green Enesys to accelerate TES deployments and provide a quick response to the global economy’s USD $1.7 - $3.6 trillion need for net-zero heat. Under the terms of this agreement, Brenmiller’s bGen units will be produced at its gigawatt-scale production facility in Israel. The parties have the option to implement a joint production line in Europe to be used for the Utility’s projects. The non-binding term sheet also includes the option for the Utility to become a strategic investor for a minority stake in the Company. Brenmiller’s patented bGen™ technology enables industrial- and utility-scale decarbonization by absorbing electricity from renewables, using it to charge the storage system, and converting it into clean heat according to customers’ needs. Brenmiller’s TES technology bridges the gap between the time that renewable energy is produced and when demand peaks.

At-The-Market Offering

On June 9, 2023, we entered into a Sales Agreement with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which it may offer and sell, from time to time, to or through the Sales Agent as agent or principal Ordinary Shares in an “at-the-market” offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $9.35 million. We will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. We are not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that we will sell any Ordinary Shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place. During the six months ended June 30, 2023, no Ordinary Shares were sold under the Sales Agreement and no fees were paid to the Sales Agent pursuant to the Sales Agreement.

June Private Placement

On June 12, 2023, we entered into a definitive securities purchase agreement with Snowdrop Holding SA for the issuance and sale in a private placement offering of 2,487,778 units, each unit consisting of one Ordinary Share and one non-tradeable warrant to purchase one Ordinary Share at a price per unit of $1.00, for aggregate gross proceeds of approximately $2.5 million. The warrants have an exercise price of NIS 4.4 (approximately $1.20) per warrant and may be exercised beginning on June 12, 2024 until June 12, 2029. The offering closed on June 15, 2023.

Operational Update

During the six months ended June 30, 2023, our primary activity was focused on the development of our technology and its application into products and commercial solutions and continuing the assembly of our new production line.

Brenmiller is currently in the process of installing pilot projects in various geographic regions in an effort to demonstrate the use of its technologies for both industrial and utility scale applications, which are ultimately expected to support the commercialization of the technology. Its pilot projects are progressing as planned and are expected to reach major milestones over the next twelve months. Key updates to its pilot projects include:

●	Enel: Brenmiller is designing, manufacturing, and installing a 23 MWh TES system for a combined cycle power plant in Italy for Enel S.p.A., an Italian multinational manufacturer and distributor of energy sources. This is the Company’s first utility-based project. The project is currently in its hot commissioning phase. Full operations are expected by year end 2023. Following the testing phase of the system, Enel S.p.A. will have an option to add additional TES storage capacity at the site.

●	SUNY Purchase: The Company has installed a 0.5 MWh thermal storage-based co-generation station with the New York Power Authority at SUNY Purchase College in New York. The system includes hybrid charging with both exhaust gas and electricity. The project is currently in the commissioning phase with the final delivery expected in the second half of 2023.

Rotem Facility

During 2022, pursuant to an agreement with the lessor of the land on which the Rotem facility was built, the Company completed vacating the premises and the land was returned to the lessor, after dismantling the facility. Following this, Brenmiller Energy (Rotem) Ltd. ceased its operations. On July 17, 2023 the Company’s board of directors approved the liquidation of Brenmiller Energy (Rotem) Ltd. and the sale of the hydroelectric microturbine from Brenmiller (Rotem) Ltd. to Brenmiller Energy Ltd. in accordance with its fair value as shown in its consolidated financial statements.

Philip Morris Romania

On April 27, 2023, the Company received a notice of termination dated April 27, 2023 (the “Notice”) from Philip Morris Romania S.R.L. with respect to that certain Master Supply and Services Agreement, effective December 1, 2021, between Philip Morris Products S.A. and the Company (the “Master Supply and Services Agreement”), as well as that certain Local Service Agreement, effective February 28, 2022, between Philip Morris Romania S.R.L. and the Company (the “Local Service Agreement”). The Notice terminated the Local Service Agreement effective June 26, 2023, commensurate with the 60-day termination notice requirement under the terms of the Local Service Agreement. The Company has no further obligations under the Local Service Agreement after the date of the termination. The Notice had no effect on the Master Supply and Services Agreement with Philip Morris Products S.A., which remains fully in force and unchanged.

Results of Operations

The following table presents our results of operations for the periods presented.

	Six Months Ended June 30,
US dollars in thousands, except per share data (unaudited)	2023	2022

Revenues:
Licensing fee	-	1,500
Other engineering services	580	20
	$580	$1,520
Costs and expenses:
Cost of revenues	(1,132)	(883)
Research, development and engineering expenses, net	(1,664)	(2,467)
Marketing and project promotion expenses	(683)	(612)
General and administrative expenses	(2,398)	(2,328)
Share in loss of joint venture	-	(29)
Other income, net	2	38
Operating loss	(5,295)	(4,761)
Financial income	270	964
Financial expenses	(119)	(154)
Financial income, net	151	810
Loss for the period	$(5,144)	(3,951)
Loss per ordinary share (in Dollars):
Basic and fully diluted loss	$(0.29)	$(0.28)
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share	17,498,762	14,018,290

Comparison of the Six Months Ended June 30, 2023 to the Six Months Ended June 30, 2022

Revenues

Our revenues for the six months ended June 30, 2023 were $580 thousand compared to $1,520 thousand for the six months ended June 30, 2022. Revenues for the six months ended June 30, 2023 were derived from engineering services, which are mostly in respect of the engineering milestones of the project in Romania (see Note 7 to the financial statements included in the Company’s 2022 Annual Report), which was subsequently terminated on June 26, 2023. See “—Operational Update—Philips Morris Romania.”

Cost of Revenues

The following table presents the breakdown of cost of revenues for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
US dollars in thousands (unaudited)
Salary and related expenses	$392	$-
Consultants and subcontractors	112	5
Operating costs not attributed to projects (mainly salary and related expenses)	628	878
Total	$1,132	$883

Our cost of revenues for the six months ended June 30, 2023 increased by 28% to $1,132 thousand compared to $883 thousand for the six months ended June 30, 2022. This increase was primarily due to an increase of $392 thousand in salary and related expenses, an increase of $107 thousand in payments to consultants and subcontractors which was offset against a decrease of $250 thousand in operating costs not attributed to projects.

Research, Development and Engineering Expenses, Net

The following table presents the breakdown of research, development, and engineering expenses, net, for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
US dollars in thousands (unaudited)
Total research, development and engineering expenses	$1,758	$2,730
Less – grants	(94)	(263)
Total	$1,664	$2,467

Research, development, and engineering expenses, net, for the six months ended June 30, 2023 decreased by 33% to $1,664 thousand compared to $2,467 thousand for the six months ended June 30, 2022. This decrease was primarily due to a decrease of $193 thousand in payroll and related expenses, a decrease of $334 thousand in raw materials used in our research and development projects, a decrease of $146 thousand in payments to consultants and subcontractors and a decrease of $299 thousand in depreciation and other in the six month ended June 30, 2023, compared to the six month ended June 30, 2022. This decrease of research, development, and engineering expenses was offset by a net decrease of $169 thousand in government grants received in the six month ended June 30, 2023, compared to the six month ended June 30, 2022.

We expect that our research, development, and engineering expenses will not change significantly as we continue to develop our storage units and bGen™ technology.

Marketing and Project Promotion Expenses, Net

Marketing and project promotion expenses, net for the six months ended June 30, 2023 increased by 12% to $683 thousand, compared to $612 thousand for the six months ended June 30, 2022. The increase was primarily attributable to an increase of $40 thousand in payments to consultants and subcontractors.

We expect that our marketing and project promotion expenses will increase as we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets and recruit additional sales and marketing employees.

General and Administrative Expenses

General and administrative expenses increased by 3% to $2,398 thousand for the six months ended June 30, 2023, compared to $2,328 thousand for the six months ended June 30, 2022. This increase was primarily attributable to an increase of $227 thousand in payroll and related costs. This increase was offset by a decrease of $115 thousand in payments to consultants and insurance expenses.

Other Income, net

Other net income for the six months ended June 30, 2023 was $2 thousand, compared to other income of $38 thousand for six months ended June 30, 2022. Other net expenses in the six months ended June 30, 2022 were primarily attributable to a derecognition of lease liability and right of use asset for the land at our Rotem project.

Operating Loss

Based on the foregoing, our operating loss increased from $4,761 thousand for the six months ended June 30, 2022 to $5,295 thousand for six months ended June 30, 2023.

Financial Income, Net

Financial income, net, for the six months ended June 30, 2023 was $151 thousand, compared to financial income, net of $810 thousand for the six months ended June 30, 2022. Our financial income in the six months ended June 30, 2023, was primarily attributable to $124 thousand adjustment of royalties’ obligation and to $90 thousand from interest income. Financial income, net, for the six months ended June 30, 2022 was primarily attributable to exchange rate differences of the US dollar and Israeli Shekel of $780 thousand and a net gain of $178 thousand from fair value adjustment of share option liability.

Net Loss

Net loss for the six months ended June 30, 2023 increased by 29% to $5,144 thousand, compared to $3,951 thousand for the six months ended June 30, 2022. This increase was primarily attributable to an increase in the operating loss as described above, and a decrease in financial income, net.

Liquidity and Capital Resources

Overview

Since our inception through the date of this report, we have funded our operations principally from receipt $106.8 million in proceeds from the issuance of our ordinary shares, options, convertible securities, loans and governmental grants. As of June 30, 2023, we had $6,740 thousand in cash and cash equivalents.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
US dollars in thousands (unaudited)	2023	2022

Net cash used for operating activities	$(3,016)	$(4,982)
Net cash used for investing activities	(2,010)	(212)
Net cash provided by financing activities	5,708	6,889
Net increase in cash and cash equivalents	$682	$1,695

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. In the six months ended June 30, 2023, we mainly financed our activities through the issuance of our ordinary shares and warrants, revenues from the sale of products, and revenues from licensing fees, and engineering services and governmental grants. Management plans continuing commercialization of our products and services, raising capital through private placements, public offerings, through government grants under approved research and development plans, and receiving the second tranche of the loan from our EIB credit facility. In addition, management is planning to find additional cash sources through additional equity and/or debt financing. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation and amortization, share-based compensation expenses, financial income or expenses, and gain or loss from fair value adjustment of share option liability. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable, and other assets and accounts payable.

Net cash used for operating activities for the six months ended June 30, 2023 was $3,016 thousand. The net cash used in operating activities primarily reflects a net loss of $5,144 thousand, net of non-cash expenses of $1,865 thousand, an increase of $353 thousand in trade and other receivables, a decrease of $301 thousand in inventory, as well as an increase of $315 thousand in trade and other payables. Net non-cash expenses of $1,865 thousand consisted primarily of a share-based payment of $1,409 thousand, a depreciation and amortization of $340 thousand, and net financial expenses of $254 thousand, offset by royalty obligation initial recognition and adjustment of $130 thousand.

Net cash used for operating activities for the six months ended June 30, 2022 was $4,982 thousand. The net cash used for operating activities primarily reflects a net loss of $3,951 thousand, net of non-cash expenses of $1,049 thousand, and an increase of $709 thousand in trade and other receivables, and $243 thousand in inventory, as well as a decrease of $1,128 thousand in trade and other payables. Net non-cash expenses of $1,049 thousand consisted primarily of a share-based payment of $728 thousand, a depreciation and amortization of $394 thousand, royalty obligation initial recognition and adjustment of $86 thousand and net financial expenses of $46 thousand, offset by a net gain of $178 thousand from fair value adjustment of share option liability and other income of $80 thousand.

Investing Activities

Net cash used for investing activities for the six months ended June 30, 2023 was $2,010 thousand. This net cash used for investing activities is attributable to capital expenditure of $2,097 thousand mainly for the production facility in Dimona, offset by net restricted deposits and interest received in the total amount of $87 thousand.

Net cash used for investing activities for the six months ended June 30, 2022 was $212 thousand. This net cash used in investing activities is attributable to capital expenditure of $138 thousand mainly for the production facility in Dimona and an investment in joint venture of $74 thousand.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2023 was $5,708 thousand. This net cash is attributable to the net proceeds from issuance of ordinary shares and warrants of $6,038 thousand, and amounts recognized as liability for royalties of $6 thousand, partially offset by repayment with respect to lease liabilities and interest thereon in the amount of $319 thousand and a repayment of royalties’ liability of $17 thousand.

Net cash provided by financing activities for the six month period ended June 30, 2022 was $6,889 thousand. This net cash is attributable to the net proceeds from issuance of ordinary shares and warrants in connection with the second tranche of the private placement investment of $7,174 thousand, and amounts recognized as liability for royalties of $28 thousand, offset by repayment with respect to lease liabilities and interest thereon in the amount of $284 thousand and a repayment of loans and other liabilities of $29 thousand.

Current Outlook

We have financed our operations to date primarily through proceeds from the issuance of our ordinary shares and warrants, revenues from the sale of products, and revenues from licensing fees, and engineering services, a loan from EIB and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products, and continue our commercialization efforts. Accordingly, we expect that we will require substantial additional funding in connection with the growth of our operations, continuing our research and development activity, commercializing our products and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets.

During the six months ended June 30, 2023, our cash and cash equivalents were $6,740 thousand. On February 16, 2023, we completed a private placement by certain investors, part of whom are existing shareholders of the Company, and Mr. Avraham Brenmiller the Chief Executive Officer, Chairman of the Board of Directors, and controlling shareholder of the Company, in an aggregate amount of NIS 12.463 million (USD 3.59 million). Under the investor agreements we issued 2,338,264 units, each consisting of one Ordinary Share of NIS 0.02 and one non-registrable and non-tradeable warrant at a price of NIS 5.33 (USD 1.55) per each issued unit. Each warrant is exercisable into one Ordinary Share, at an exercise price of NIS 6.13 (USD 1.78) per warrant share, for a term of five (5) years from the issuance date of the warrants.

On June 9, 2023, we entered into a Sales Agreement with the the Sales Agent pursuant to which we may offer and sell, from time to time, to or through the Sales Agent as agent or principal Ordinary Shares in an “at-the-market” offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $9.35 million. We will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. We are not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that we will sell any Ordinary Shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place. During the six months ended June 30, 2023, no proceeds were raised, and no fees were paid to the Sales Agent pursuant to the Sales Agreement.

On June 12, 2023, we entered into a definitive securities purchase agreement with Snowdrop Holding SA for the issuance and sale in a private placement offering of 2,487,778 units, each unit consisting of one Ordinary Share and one non-tradeable warrant to purchase one Ordinary Share at a price per unit of $1.00, for aggregate gross proceeds of approximately $2.5 million (NIS 8.97 million). The warrants have an exercise price of NIS 4.4 (approximately $1.20) per warrant and may be exercised beginning on June 12, 2024 until June 12, 2029. The offering closed on June 15, 2023.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt and/or equity financings, through government grants and receiving the second tranche of the loan from our EIB facility. However, there is no assurance that we will be successful accomplishing these plans. If we are unable to obtain sufficient capital, we may need to reduce, delay, or adjust our operating expenses, including commercialization of existing products, or we will be unable to expand our operations as desired.

We expect to continue incurring losses and negative cash flows from operations until our products reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management and auditors have concluded that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included under Note 3 to the financial statements included in the Company’s 2022 Annual Report.